Form CB

Tender Offer/Rights Offering Notification Form

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Komatsu Zenoah Kabusikikaisha
(Name of Subject Company)

Komatsu Zenoah Co.
(Translation of Subject Company's Name into English (if applicable)

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Komatsu Ltd. / Komatsu Zenoah Co.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable)

Tatsuo Kamiya, General Manager, Finance and Accounting Department, Komatsu Zenoah Co., 1-9 Minamidai, Kawagoe-city, Saitama, Japan 350-1192; Tel: 81-49-243-1111
With a copy to: Susan Morita, Arnold & Porter, 555 12th St. NW, Washington, DC 20004; Tel: (202) 942-5252

Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Part I--Information Sent to Security Holders

Item 1. (a) Notice of Ordinary General Meeting to shareholders of Komatsu Zenoah Co.

(b) Not applicable.

Item 2. Included in Item 1(a).

Part II--Information Not Required To Be Sent to Security Holders

Item 1. Not applicable.

Item 2. Not applicable.

Item 3. Not applicable.

Part III--Consent to Service of Process

Komatsu Zenoah Co. is filing a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form. See also Form F-X filed with the Commission by Komatsu Ltd. on May 10, 2002.

Part IV--Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

K. Kinoshita

(Signature)

Kenji Kinoshita, Chief Financial Officer, Komatsu Ltd.

(Name and Title)

June 11, 2002

(Date)

Tatsuo Kamiya

(Signature)

Tatsuo Kamiya

General Manager, Finance and Accounting Department, Komatsu Zenoah Co.

(Name and Title)

June 11, 2002

(Date)

(Translation)

June 10, 2002

NOTICE OF CONVOCATION OF THE EIGHTY SECOND ORDINARY GENERAL MEETING OF SHAREHOLDERS OF KOMATSU ZENOAH CO.

This document has been translated from the Japanese original for reference purposes only, and contains a translation of only those portions of the relevant Notice relating to the transaction described herein. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

Komatsu Ltd. and Komatsu Zenoah Co. are Japanese companies. The business combination referred to in this Notice (Transaction) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this notice, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for a U.S. investor to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since the issuer of securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. A U.S. investor may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to an U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

TO: THE SHAREHOLDERS

Please be advised that the 82nd Ordinary General Meeting of Shareholders of Komatsu Zenoah Co. ("Company") will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested. If you are unable to attend the meeting, we would appreciate your reviewing the attached documents, affixing your seal or signature on the enclosed instruction card concerning the exercise of voting rights, and returning it to the Company after indicating thereon your approval or disapproval of the items of business enumerated in the attached documents.

Sincerely yours,

Komatsu Zenoah Co.
9, Minamidai 1-chome, Kawagoe City, Saitama

By: Masanori Kojima
President and Representative Director

PARTICULARS OF MEETING

1. **Date and Time:** June 26, 2002 (Wed.) at 10:00 a.m.

2. **Place:** Meeting Room of the Company
9, Minamidai 1-chome, Kawagoe City, Saitama

3. **Purpose of Meeting:**
Items to be Resolved:

Proposal No. 3: Approval of Share Exchange Agreement Between the Company and Komatsu Ltd.

5

Proposal No. 3: Approval of Share Exchange Agreement Between the Company and Komatsu Ltd.

1. Reason for the share exchange:

The Company and Komatsu Ltd. (hereinafter referred to as "Komatsu") have agreed that the Company will become a wholly owned subsidiary of Komatsu by a share exchange on October 1, 2002, and entered into a share exchange agreement on May 10, 2002 pursuant to Article 353 of the Commercial Code of Japan (*kabushiki kokan*). It is provided in this agreement that the share exchange ratio of Komatsu to the Company shall be 1 to 658/1,000 (658/1,000 shares of Komatsu will be allotted for each share of the Company).

The Company and Komatsu Group are decisively promoting reforms of business structure in order to reinforce the competitiveness of each business and substantially improve profitability. At present, the Company, as a listed subsidiary of Komatsu, occupies an important position in Komatsu Group's global strategies for the utility equipment business with promising growth potential into the future. In this context, the Company has determined that it needs to enhance its management efficiency by further refining cooperation with Komatsu in development and production capabilities. Based on this belief, the Company has come to a conclusion that the best course is to become a wholly owned subsidiary of Komatsu through the share exchange.

The Company appreciates your understanding the purpose of the share exchange and requests your approval of the share exchange agreement.

In addition, Komatsu and Komatsu Forklift Co., Ltd. (hereinafter referred to as "Komatsu Forklift") which is a listed subsidiary of Komatsu, entered into another share exchange agreement and are scheduled to execute the share exchange (*kabushiki kokan*) on October 1, 2002. The share exchange ratio of Komatsu to Komatsu Forklift and other terms and conditions are as follows:

(1) Share exchange ratio of Komatsu to Komatsu Forklift:
1 to 394/1,000 (394/1,000 shares of Komatsu will be allotted for each share of Komatsu Forklift.)

(2) Number of new shares to be issued by Komatsu:
23,690,638 shares

(3) Paid-in capital of Komatsu will not be increased.

(4) Amount of additional paid-in capital to be increased by Komatsu:
The amount calculated by multiplying the existing net asset value of Komatsu Forklift as of the date of the share exchange by the ratio of the number of shares of Komatsu Forklift to be transferred to Komatsu upon the share exchange to the total number of issued shares of Komatsu Forklift

6

2. Contents of Share Exchange Agreement:

Share Exchange Agreement (copy)

Komatsu Ltd. (hereinafter referred to as "Komatsu") and Komatsu Zenoah Co. (hereinafter referred to as "Komatsu Zenoah") shall enter into a share exchange agreement as follows:

Article 1. (Share Exchange)

Komatsu and Komatsu Zenoah shall perform a share exchange pursuant to the method provided for in Articles 352 to 363 inclusive of the Commercial Code of Japan so that Komatsu shall be the parent company of Komatsu Zenoah and Komatsu Zenoah shall be a wholly owned subsidiary of Komatsu.

Article 2. (Shares to be Issued upon Share Exchange and Allotment Thereof)

Komatsu shall issue 16,131,721 shares of common stock upon the share exchange and allot such shares in the ratio of 658/1,000 shares of common stock of Komatsu to each share of common stock of Komatsu Zenoah held by shareholders of Komatsu Zenoah (including beneficial shareholders, the same shall apply hereinafter) whose names have been entered in the last register of shareholders (including the register of beneficial shareholders, the same shall apply hereinafter) as of the date preceding the date of the share exchange. Provided, however, that with regard to 29,185,541 shares of common stock of Komatsu Zenoah held by Komatsu, no shares of common stock of Komatsu shall be allotted.

Article 3. (Initial Date from which Dividends Accrue)

The amount of dividends on 16,131,721 shares of common stock of Komatsu to be increased upon the share exchange as stated in the preceding Article shall accrue from October 1, 2002.

Article 4. (Amounts of Paid-in Capital and Additional Paid-in Capital to Increase)

The amounts of paid-in capital and additional paid-in capital of Komatsu to increase upon the share exchange shall be as follows:

(1) Paid-in Capital: The amount of paid-in capital shall not be increased.

(2) Additional Paid-in Capital: The amount calculated by multiplying the existing net asset value of Komatsu Zenoah as of the date of the share exchange by the ratio of the number of shares of Komatsu Zenoah to be transferred to Komatsu upon the share exchange to the total number of issued shares of Komatsu Zenoah.

Article 5. (Date of Share Exchange)

The date of the share exchange shall be October 1, 2002. Provided, however, that such date may be changed upon consultation between Komatsu and Komatsu Zenoah, if necessary.

Article 6. (Limit of Amount of Dividends)

Komatsu and Komatsu Zenoah shall pay dividends within the limits stated below to shareholders or registered pledgees whose names have been entered in the last register of shareholders of Komatsu and Komatsu Zenoah as of March 31, 2002.

(1) With regard to Komatsu: JPY 3 per share and in the total amount of JPY

2,863,205,187

(2) With regard to Komatsu Zenoah: JPY 2.75 per share and in the total amount of JPY 145,757,637

Article 7. (Term of Office of Officers who Assume the Office Before the Date of Share Exchange)

The term of office of Directors or Statutory Auditors of Komatsu who shall have assumed office before the date of the share exchange shall be up to the expiration of the term of office as if such share exchange pursuant to this Agreement should not have taken place.

Article 8. (General Meeting of Shareholders Regarding Approval of Share Exchange Agreement)

Komatsu Zenoah shall convene the general meeting of shareholders (hereinafter referred to as "General Meeting of Shareholders Regarding Approval of Share Exchange Agreement") on June 26, 2002 and request a resolution regarding approval of this Agreement and necessary matters related to the share exchange. Provided, however, that such date of meeting may be changed upon consultation between Komatsu and Komatsu Zenoah, if necessary.

2. Pursuant to the provision of Article 358, Paragraph 1 of the Commercial Code of Japan, Komatsu shall execute the share exchange without obtaining approval of this Agreement at the general meeting of shareholders.

Article 9. (Management of Property, etc. of the Companies)

Komatsu and Komatsu Zenoah shall execute business and manage the property with the care of a dutiful custodian from the date of conclusion of this Agreement up to the date of the share exchange; and acts which may have a material effect on the property, rights and obligations thereof shall be performed upon consultation in advance between Komatsu and Komatsu Zenoah.

Article 10. (Change in Conditions of Share Exchange and Cancellation of this Agreement)

In case there is any material change in the financial conditions or business situation of Komatsu or Komatsu Zenoah due to natural calamity, etc., during the term between the date of conclusion of this Agreement and the date of the share exchange, the conditions of the share exchange or any other matters provided for in this Agreement may be modified or this Agreement may be cancelled upon consultation between Komatsu and Komatsu Zenoah.

Article 11. (Validity of Agreement)

This Agreement shall become null and void if approval at the General Meeting of Shareholders Regarding Approval of Share Exchange Agreement of Komatsu Zenoah provided in Article 8, Paragraph 1 hereof or approval of the competent authorities prescribed in laws and regulations was not obtained, or if shareholders holding 1/6 or more of voting rights of all shareholders of Komatsu notified Komatsu of their intention to object to the share exchange pursuant to the provision of Article 358, Paragraph 5 of the Commercial Code of Japan.

Article 12. (Matters to be Consulted)

In addition to the matters provided for in this Agreement, necessary matters regarding the share exchange shall be determined according to the purpose of this Agreement, upon consultation between Komatsu and Komatsu Zenoah separate herefrom.

IN WITNESS WHEREOF, this Agreement shall be made in duplicate, and one (1) copy shall be retained by each party with names and seals affixed thereto.

May 10, 2002

Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku, Tokyo
President and Representative Director: Masahiro Sakane (seal)

Komatsu Zenoah Co.
9, Minamidai 1-chome, Kawagoe City, Saitama
President and Representative Director: Masanori Kojima(seal)

3. Explanation regarding share exchange ratio prescribed in Article 354, Paragraph 1, Item 2 of the Commercial Code of Japan:

Reason for Determination of Share Exchange Ratio

Komatsu Zenoah Co. (hereinafter referred to as the "Company") and Komatsu Ltd. (hereinafter referred to as "Komatsu") have determined the share exchange ratio of a share exchange (hereinafter referred to as the "Share Exchange") to be executed on October 1, 2002, as follows:

1. Prior to negotiation and consultation with Komatsu with regard to the share exchange ratio of the Share Exchange, the Company appointed Deloitte Tohmatsu Corporate Finance Co., Ltd. (hereinafter referred to as "Deloitte Tohmatsu") as its financial advisor and requested the calculation of the proposal for share exchange ratio to be used as a reference upon negotiation and consultation with Komatsu.

2. Upon accepting the request, Deloitte Tohmatsu examined repeatedly from various aspects as to which corporate valuation method should be adopted and has come to the conclusion that it is most appropriate to calculate the share value of the Company and Komatsu on a consolidated basis by adopting the average stock market price method and the discounted cash flow method, giving consideration to the premium, comprehensively. Deloitte Tohmatsu then calculated the share exchange ratios of the Share Exchange and presented such ratios to the Company as the range of share exchange ratios.

3. The Company negotiated and consulted with Komatsu with regard to the share exchange ratio based on the range of share exchange ratios presented by Deloitte Tohmatsu and as a result, it was determined at the meetings of Board of Directors of both companies as of May 10, 2002, that 658/1,000 shares of Komatsu will be allotted for each share of the Company upon the Share Exchange; and the share exchange agreement was concluded as of May 10, 2002.

4. The share exchange ratio which was determined is within the range of share exchange ratios presented by Deloitte Tohmatsu.

5. In addition, Komatsu also requested The Nomura Securities Co., Ltd. (hereinafter referred to as "Nomura Securities") to calculate the proposal for share exchange ratio, and the share exchange ratio which was determined is within the range of share exchange ratios calculated by Nomura Securities.

6. In the share exchange agreement in which the share exchange ratio is provided, it is prescribed that in case there is any material change in the financial conditions or business situation of either party to the Agreement, the conditions of the share exchange or any other matters provided for in the Agreement may be modified or the Agreement may be cancelled upon consultation between both parties.

4. Contents of the balance sheet and the income statement of the parties of the share exchange prescribed in Article 354, Paragraph 1, Item 3 and 5 of the Commercial Code of Japan:

BALANCE SHEET OF KOMATSU ZENOAH CO.
(As of March 31, 2002)

(in million yen)

ASSETS

Current Assets:	**22,012**
Cash on hand and time deposits	1,585
Notes receivable-trade	2,529
Accounts receivable-trade	11,807
Products	1,292
Materials and supplies	493
Work in process	615
Prepaid expenses	11
Deferred tax assets	1,133
Short-term loans receivable	2,300
Accounts receivables	385
Other current assets	123
Allowance for doubtful receivables	(265)
Fixed Assets:	**12,290**
Tangible Fixed Assets:	**10,392**
Buildings	3,619
Structures	360
Machinery and equipment	3,548
Vehicles and delivery equipment	72
Tools, furniture and fixtures	889
Land	1,898
Construction in progress	3
Intangible Fixed Assets	**307**
Software	290
Telephone subscription rights	13
Other intangible fixed assets	3
Investments, etc.:	**1,590**
Investments in securities	361
Shares of subsidiaries	717
Investment in subsidiaries	291
Long-term loans receivable	6
Long-term prepaid expenses	6
Bankruptcy and reorganization claim	24
Other investments, etc.	231
Allowance for doubtful receivables	(49)
Total of Assets	**34,303**

11

(in million yen)

LIABILITIES

Current Liabilities:	**14,704**
Notes payable-trade	33
Accounts payable-trade	9,623
Short-term loans payable	350
Current maturities of long-term loans payable	300
Accounts payable	512
Income taxes payable	854
Accrued expenses	2,430
Deposits	35
Warranty reserve	535
Other current liabilities	28
Fixed Liabilities:	**1,920**
Long-term loans payable	300
Accrued retirement benefits	1,198
Allowance for retirement payments to directors and auditors	102
Deferred tax liabilities	319
Total of Liabilities	**16,625**

SHAREHOLDERS' EQUITY

Paid-in Capital:	**5,099**
Paid-in capital	5,099
Statutory Reserve:	**4,561**
Additional paid-in capital	3,860
Legal reserve	701
Surplus:	**8,198**
Voluntary reserve	5,478
Reserve for advanced depreciation deduction	948
General reserve	4,530
Unappropriated profit for the fiscal year under review	2,720
[Net profit for the fiscal year under review]	[688]
Unrecognized gain (loss) from evaluation	1
Other investment securities	1
Treasury stock	**(183)**
Total of Shareholders' Equity	**17,678**
Total of Liabilities and Shareholders' Equity	**34,303**

12

PROFIT AND LOSS STATEMENT OF KOMATSU ZENOAH CO.
(From April 1, 2001 to March 31, 2002)

(in million yen)

RECURRING PROFITS AND LOSSES

Operating Profits and Losses

Operating Income:		
Net sales		36,834
Operating Expenses:		
Cost of goods sold	28,851	
Selling, general and administrative expenses	6,001	34,852
Operating Profit:		1,982

Non-Operating Profits and Losses

Non-Operating Income:		
Interest and dividend income	130	
Income from provisions with charge	69	
Other non-operating income	63	263
Non-Operating Expenses:		
Interest payable	10	
Loss on disposal of fixed assets	208	
Loss on disposal of inventories	199	
Loss from devaluation of investment securities	118	
Other non-operating expenses	18	555
Recurring Profit:		1,691

SPECIAL PROFITS AND LOSSES

Special Profit:		
Amortization of the previous year actuarial gain or loss for retirement benefits		13
Special Loss:		
Amortization of net retirement benefit liabilities at transition	274	
Cost of reorganization	220	494
Profit before income taxes		1,210
Income Tax, Resident Tax and Enterprise Tax		936
Adjustment to Income Taxes		(414)
Net Profit for the Fiscal Year under Review:		688
Retained Earnings brought forward from the Previous Year		2,177
Interim dividends		(146)
Unappropriated Profit for the Fiscal Year under Review:		2,720

[Significant Accounting Policies]

1. Standard and method of evaluation of securities:

Bonds held until maturity:	Amortized at cost (Straight line method)
Shares of subsidiaries :	Cost method on a moving average cost method
Other securities:	
Marketable securities:	Market price method based on the fair market price, etc. as of the settlement of accounts date. (Any difference resulting from evaluation of securities shall directly be entered into capital account, while any cost of sales of marketable securities shall principally be calculated based on a moving average cost method.)
Non-marketable securities:	Cost method on a moving average cost method

2. Standard and method of evaluation of derivatives:

Derivatives:	Market price method

3. Standard and method of evaluation of inventories:

Products:	Lower cost method on periodic average method
Materials and supplies:	Lower cost method on periodic average method
Work in process:	Cost method on actual cost method

4. Method of depreciation of fixed assets:

Tangible fixed assets:	It is depreciated based on the declining balance method. Provided, however, that the buildings acquired on and after April 1, 1998 excluding attached facilities are depreciated based on the straight line method. The utilizable periods are as follows. Buildings: 7 to 50 years Machinery and equipment: 4 to 12 years
Intangible fixed assets:	It is depreciated based on the straight-line method. With respect to the software utilized in the Company, it is depreciated based on the straight-line method based on the utilizable period (5 years) in the Company.

5. Accounting standards for allowances:

Allowance for doubtful receivables:

It is stated an estimated amount not to be collectible in consideration of the past experiences for the bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to certain debts including doubtful accounts, for the preparation for future losses arising from doubtful receivables.

Warranty reserve: It is stated an amount considered based on the past expenditure rate, for the preparation for future free maintenance costs.

Accrued retirement benefits: It is stated a recognized amount accrued at the end of the fiscal year under review based on retirement benefit liabilities and pension funds as at the end of the fiscal year under review, for the preparation for future payment of retirement benefits for employees. The difference resulting from the accounting changes (JPY1,370 million) is to be amortized proportionally for five years.
Formerly, actuarial difference was accounted for as expenses from the next fiscal year (inclusive). However, from this period, it is to be accounted for as expenses from the year of its accrual. Due to this change, when compared with the amount based on the former method, the amount of recurring profit and profit before income taxes are decreased JPY114 million and JPY100 million respectively.

Allowance for retirement payments to directors and auditors:

It is stated an estimated amount pursuant to the regulation of the Company, for the preparation for future payment of retirement benefits for directors and auditors. JPY77 million for directors is an allowance accounted pursuant to Article 287-2 of the Commercial Code of Japan.

6. Accounting standards for lease transactions:

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.

15

7. Hedge-accounting method:

Hedge-accounting method:	It is based on the deferred hedging treatment. The hedging of exchange rate fluctuation risks that fulfill requirements for transfer treatments are accounted for using transfer treatments.	
Hedging vehicle and scope:	Hedging vehicles	Forward exchange contracts:
	Scope	Foreign currency receivables
Hedge-accounting method:	Hedging policy:	An individual hedging is applied to reduce or eliminate future exchange rate fluctuation risks pursuant to the Company's administrative regulations.

8. Accounting of consumption tax, etc.

No consumption tax is included in the financial statements.

[Additional Information]

1. Financial instrument accounting:
The Company has adopted the accounting standard for financial instruments (the "Statement relating to the establishment of accounting standards applied to financial instruments", January 22, 1999, the Business Accounting Council) with respect to valuation for other securities classified as marketable securities. Accordingly, the unrecognized gain on other securities of JPY1 million and deferred tax liabilities of JPY1 million are stated, respectively.

2. Treasury stock, which had been included in the current assets category for the previous fiscal year (current Assets JPY0 million and fixed assets JPY94 million), is represented at the end of the stockholders' equity category for the fiscal year under review, due to the amendments to the rules of the Commercial Code of Japan concerning financial statements.

[Notes on the Balance Sheet]

1.	Short-term pecuniary credits to subsidiaries:	JPY1,849 million
	Short-term pecuniary debts to subsidiaries:	JPY357 million
2.	Short-term pecuniary credits to the controlling shareholder:	JPY6,986 million
	Short-term pecuniary debts to the controlling shareholder:	JPY175 million
3.	Accumulated depreciation of tangible fixed assets:	JPY17,182 million
4.	Important assets and liabilities in foreign currencies:	
	Cash on hand and time deposits:	JPY212 million (USD 1,603 thousand)
	Notes receivable-trade:	JPY145 million (EUR 1,265 thousand)
	Accounts receivable-trade:	JPY1,697 million (USD 8,399 thousand) (EUR 5,115 thousand)
	Accounts receivables:	JPY184 million

16

	(EUR 1,612 thousand)
Shares of subsidiaries:	JPY666 million
	(USD 5,000 thousand)
	(TWD 25,984 thousand)
Investment in subsidiaries:	JPY291 million
	(USD 760 thousand)
	(EUR 1,900 thousand)
Accounts payable-trade:	JPY424 million
	(USD 1,353 thousand)
	(EUR 2,060 thousand)

5. Besides fixed assets stated in the balance sheet, computers and all related equipment are used pursuant to lease contracts.

6. Guarantee liabilities: JPY85 million

7. Net assets prescribed for in paragraph 6 Section 1, Article 290 of the Commercial Code of Japan: JPY1 million

8. The accounting for the notes that matured at the end of the period are disposed as having been settled on the date of note exchange. As the last day of the subject period fell on a holiday for the financial institutions, the notes that matured at the end of the period are included in the balance for the period as follows:
   Notes receivable: JPY260 million
   Notes payable: JPY11 million

9. Net profit per share for the fiscal year under review JPY12.95

[Notes on the Profit and Loss Statement]

1. Sales to and purchase from subsidiaries:
   - Sales to subsidiaries: JPY2,613 million
   - Purchases from subsidiaries: JPY657 million
   - Other operating transactions with subsidiaries: JPY414 million

2. Sales to and purchase from controlling shareholders:
   - Sales to controlling shareholders: JPY18,095 million
   - Purchases from controlling shareholders: JPY870 million
   - Amount other than operating transactions: JPY12 million

3. Gross amount of research and development expenses:
   - Research and development expenses included in general and administrative expenses and gross manufacturing cost: JPY1,123 million

BALANCE SHEET OF KOMATSU LTD.
(As of March 31, 2002)

(in million yen)

ASSETS	
CURRENT ASSETS:	**319,287**
Cash on hand and in banks	25,957
Notes receivable trade	6,643
Accounts receivable trade	150,890
Finished products	25,114
Materials and supplies	2,327
Work in process	22,912
Prepaid expenses	558
Deferred taxes	21,488
Short-term loans receivable	57,660
Other current assets	12,181
Allowance for doubtful receivables	(6,446)
FIXED ASSETS:	**366,635**
TANGIBLE FIXED ASSETS:	**134,231**
Buildings	44,785
Structures	8,484
Machinery and equipment	28,266
Vehicles and delivery equipment	246
Tools, furniture and fixtures	7,380
Land	44,570
Construction in progress	497
INTANGIBLE FIXED ASSETS:	**11,045**
Utility rights	180
Software	10,803
Other intangible fixed assets	60
INVESTMENTS AND MISCELLANEOUS ASSETS:	**221,358**

14

Investment securities	43,536
Capital stock of subsidiaries and contributions	183,509
Long-term loans receivable	4,764
Non-current prepaid expenses	750
Deferred taxes	30,214
Other investments	5,853
Allowance for doubtful receivables	(2,067)
Allowance for investments valuation	(45,203)
TOTAL ASSETS	**685,922**
LIABILITIES	
CURRENT LIABILITIES:	**166,412**
Notes payable trade	3,663
Accounts payable trade	70,513
Short-term loans payable	11,145
Commercial paper	4,000
Accounts payable	59,460
Accrued corporation taxes, etc.	104
Advances received	974
Deferred profit on installment sales	4,122
Accrued bonuses	3,718
Warranty reserve	4,111
Other current liabilities	4,597
LONG-TERM LIABILITIES:	**100,691**
Bonds	62,447
Long-term loans payable	25,681
Liabilities for severance payments	10,723
Allowance for retirement payments to directors and auditors	1,092
Other long-term liabilities	746
TOTAL LIABILITIES	**267,103**

19

INCOME STATEMENT OF KOMATSU LTD.
(From April 1, 2001 to March 31, 2002)

(in million yen)

ORDINARY PROFITS AND LOSSES		
Operating Profits and Losses		
Operating income:		
Net sales		382,908
Operating expenses:		
Cost of sales	285,866	
Adjustment to deferred profit on installment sales	(5,648)	
Selling, general and administrative expenses	93,982	374,200
Operating profit:		8,708
Non-operating Profits and Losses:		
Non-operating income:		
Interest and dividend income	7,108	
Other non-operating income	2,318	9,427
Non-operating expenses:		
Interest expenses	1,922	
Other non-operating expenses	12,418	14,341
Ordinary profit:		3,794
SPECIAL PROFITS AND LOSSES		
Special Income:		
Proceeds from sale of land	11,967	
Proceeds from sale of investment securities	1,249	
Gains from sale of shares	74	13,290
Special Losses:		
Valuation loss in securities invested	7,547	
Deferred allowance of securities investment valuation	38,022	

21

Valuation loss of the shares of the subsidiaries	24,376	
Cost of reorganization	21,540	
Loss from sale of land	57	91,544
Loss before income taxes		74,460
Corporation, resident and enterprise taxes		44
Foreign tax returns		327
Adjustments to corporation tax, etc.		(32,349)
Net loss for the period		41,828
Unappropriated retained earnings brought forward		18,195
Interim cash dividend paid		2,863
Undisposed loss at the end of the period		26,496

22

(Notes)

1. **Accounting Principles**

(1) Method and basis of valuation of securities

Bonds held until maturity:	Amortized at cost
Subsidiary shares and shares of affiliates:	At cost at moving average
Other securities:	

Quoted securities:	At market value based on the market quotation on the settlement date (the valuation difference shall be disposed by directly accounting all this amount to capital, and the sale price shall be computed through moving average)
Unquoted securities:	At cost (moving average)

(2) Method and basis of valuation of inventories

Finished products (excluding spare parts and real estate held for sale) and work in process:

	Lower of cost (specific identification basis)
Spare parts:	Lower of cost (last-in, first-out)
Real estate held for sale:	At cost (specific identification basis)
Materials and supplies:	Lower of cost (periodic average)

(3) Depreciation of tangible fixed assets and intangible fixed assets is computed according to the declining-balance method and the straight-line method respectively.

(4) As for the provision of severance payments to officers and/or employees, the amount that actually arose as of the end of the period is accounted pursuant to liabilities for severance payments and pension assets. (With respect to the corporate pension system, as the pension assets exceed the liabilities for severance payments, the prepaid pension expense is accounted.)

(5) Accounting method of lease transactions

General accounting methods employed for ordinary lease transactions are used for accounting finance lease transactions, excluding such transactions in which it is recognized that the ownership of the leased article is being transferred to the borrower.

(6) Accounting for consumption tax

Accounting procedures in regard to consumption taxes follow the tax-exempt method.

(7) Change in accounting principles

Formerly, for long-term installment sales in which the installment period is in excess of two years, the profits to be collected after the next period were deferred, however, from this period the installment basis was changed to sales basis and the amount of profit is not deferred. Due to this change, when compared based on the previous period's accounting

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method, the operating profit and ordinary profit are increased JPY 6,236 million respectively and loss before income taxes is accounted JPY 6,236 million less.

2. Matters concerning the Balance Sheet

(1) Fractions of one million yen have been discarded.

(2) Short-term receivables from subsidiaries: JPY163,905 million

Short-term debts payable to subsidiaries: JPY24,377 million

Long-term receivables from subsidiaries: JPY622 million

(3) Accumulated depreciation of tangible fixed assets: JPY296,444 million

(4) In addition to the fixed assets shown in the balance sheet, there are computers and peripherals leased and used as important fixed assets.

(5) Important assets and liabilities denominated in foreign currencies

Accounts receivable denominated in foreign currencies:
JPY9,752 million

Denominated in:
US dollars: US$58 million
Euro: EUR 17 million

The above does not include accounts subject to forward foreign exchange contracts.

(6) The allowance for severance payments and pension assets in the severance payment trust that is offset with the former allowance as of the end of the period (excluding differences due to unrecognized computation of figures) are as follows:

	Lump sum payment of severance payment
Allowance for severance payments (before deduction of pension assets in severance payment trust)	JPY21,911 million
Pension assets in severance payment trust (excluding differences due to unrecognized computation of figures)	JPY11,187 million
Allowance for severance payments (after deduction of the pension assets in the severance payment trust)	JPY10,723 million

Qualified Pension

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Prepaid pension expense JPY1,247 million

(7) The allowance for directors' retirement payments is an allowance accounted pursuant to Article 287-2 of the Commercial Code.

(8) Guaranteed liability: JPY55,480 million

Balance under letters of awareness, etc. : JPY119,450 million

Maximum repurchase amount for the transferred claims for installment sales receivables: JPY1,172 million

(9) The accounting for the notes that matured at the end of the period are disposed as having been settled on the date of note exchange. As the last day of the subject period fell on a holiday for the financial institutions, the notes that matured at the end of the period are included in the balance for the period as follows:

Notes receivable:	JPY1,138 million
Notes payable:	JPY1,058 million

(10) With respect to the treasury shares, as the former "Rules Concerning the Balance Sheet, Profit and Loss Statement, Business Report and Supplemental Schedules for a Kabushiki Kaisha" was amended, this is indicated at the end of the "Total Shareholders' Equity" as an item to be deducted from the capital effective from the end of the subject period.

(11) The amount of net assets prescribed in Article 290, Paragraph 1, Item 6 of the Commercial Code: JPY4,624 million

(12) Loss per common share (calculated based on the number of average outstanding shares (excluding treasury shares)): JPY43.81

3. Matters concerning the Statement of Income

(1) Fractions of one million yen have been discarded.

(2) Tradings with subsidiaries

Sales:	JPY208,327 million
Purchases:	JPY93,586 million
Trading other than operating transactions:	JPY9,272 million

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